UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*


                               JTS CORPORATION
                         (Name of Issuer)


                        Common Stock, Par Value $.001 Per share

                  (Title of Class of Securities)


                               465940104
                         (CUSIP Number)

                      Peter R. Haje, Esq.
               General Counsel, Time Warner Inc.
          75 Rockefeller Plaza, New York, NY 10019 (212) 484-8000

    (Name, Address and Telephone Number of Person Authorized to Receive
                    Notice and Communications)


                   October 10, 1996
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP No. 465940104                                 Page    2   of   18  Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  TIME WARNER INC.
  IRS NO. 13-3527249



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    a/ /
                                                                      b/ /



3 SEC USE ONLY



4 SOURCE OF FUNDS*
  Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               / /
  PURSUANT TO ITEMS 2(d) or 2(e)



6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7 SOLE VOTING POWER



  8 SHARED VOTING POWER

    8,600,000 (See Item 5)



  9 SOLE DISPOSITIVE POWER



 10 SHARED DISPOSITIVE POWER

    8,600,000 (See Item 5)


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    8,600,000


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
    (11) EXCLUDES CERTAIN SHARES*                                    / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 8.4%


14 TYPE OF REPORTING PERSON*
   CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                     SCHEDULE 13D

CUSIP No. 465940104                           Page   3     of   18     Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  TIME WARNER COMPANIES, INC.
  IRS NO. 13-1388520


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         a/ /
                                                            b/ /



3 SEC USE ONLY



4 SOURCE OF FUNDS*

  00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         /   /
  PURSUANT TO ITEMS 2(d) or 2(e)



6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7 SOLE VOTING POWER



  8 SHARED VOTING POWER

    8,600,000 (See Item 5)



  9 SOLE DISPOSITIVE POWER



 10 SHARED DISPOSITIVE POWER

    8,600,000 (See Item 5)


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    8,600,000


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
    (11) EXCLUDES CERTAIN SHARES*                                / /



13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 8.4%


14  TYPE OF REPORTING PERSON*
    CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 465940104                             Page   4     of   18     Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  WARNER COMMUNICATIONS INC.
  IRS NO. 13-2696809


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      a/ /
                                                                         b/ /



3 SEC USE ONLY



4 SOURCE OF FUNDS*

  00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
  PURSUANT TO ITEMS 2(d) or 2(e)



6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7 SOLE VOTING POWER



  8 SHARED VOTING POWER

    8,600,000 (See Item 5)



  9 SOLE DISPOSITIVE POWER



 10 SHARED DISPOSITIVE POWER

    8,600,000 (See Item 5)


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
   8,600,000


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
   (11) EXCLUDES CERTAIN SHARES*                                   / /



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   Approximately 8.4%


14 TYPE OF REPORTING PERSON*
   CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          Time Warner Inc., a Delaware corporation ("New Time Warner"), Time Warner Companies, Inc., a Delaware corporation (formerly named Time Warner Inc.) ("Time Warner"), and Warner Communications Inc., a Delaware corporation ("WCI") (collectively, the "Reporting Persons"), hereby amend and supplement the Statement on Schedule 13D dated August 9, 1996 relating to the Common Stock, par value $.001 per share ("JTS Common Stock"), of JTS Corporation, a Delaware corporation, originally filed by Time Warner and WCI with the Securities and Exchange Commission (the "Statement"). Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the Reporting Persons have agreed to file one statement with respect to their ownership of JTS Common Stock.

          This amendment to the Statement is being filed solely to reflect the combination (the "Holding Company Transaction") on October 10, 1996 of Time Warner and Turner Broadcasting System, Inc. ("TBS"), in connection with which (1) each of Time Warner and TBS became a wholly owned subsidiary of a new holding company now named Time Warner Inc. ("New Time Warner"), (2) Time Warner changed its name to Time Warner Companies, Inc. and (3) New Time Warner became the ultimate beneficial owner of JTS Common Stock held of record by WCI.

          Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to them in the Statement.

Item 2.   Identity and Background.

          Item 2 is hereby amended in its entirety to read as follows:

          "This statement is being filed by Time Warner Inc. ("New Time Warner"), Time Warner Companies, Inc. ("Time Warner") and Warner Communications Inc. ("WCI") (collectively, the "Reporting Persons"), each a Delaware corporation having its principal executive offices at 75 Rockefeller Plaza, New York, NY 10019.

          New Time Warner is a holding company engaged in the media and entertainment business. Its businesses are carried on in four fundamental
areas:   Entertainment, consisting principally of interests in recorded music and music publishing, filmed entertainment, broadcasting and theme parks; Cable Networks, consisting principally of interests in cable television programming; Publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing; and Cable, consisting principally of interests in cable television systems. Substantially all of New Time Warner's interests in filmed entertainment, broadcasting and theme parks, most of its interests in cable television systems and a substantial portion of its interests in cable television programming are held through Time Warner Entertainment Company, L.P. ("TWE"), a Delaware limited partnership in which New Time Warner has a majority interest.

          Time Warner is a direct wholly owned subsidiary of New Time Warner and WCI is a wholly owned subsidiary of Time Warner. Time Warner is a holding company with the same interests in magazine and book publishing, recorded music and music publishing, filmed entertainment, cable systems and cable networks as New Time Warner, except that it does not have an ownership interest in the businesses conducted by TBS. The business of WCI (other than its interests in TWE) primarily consists of substantially all of the recorded music and music publishing businesses of Time Warner conducted under the umbrella name of Warner Music Group.

          The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Persons are set forth in Annexes A, B and C hereto and are incorporated herein by reference. The response to Item 2(a),
(b), (c) and (f) incorporate Annexes A, B and C by reference thereto.

          None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Annexes A, B and C has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such corporation or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws."

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended to incorporate the following as the last paragraph thereof:

          "On October 10, 1996, the Holding Company Transaction was consummated pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") dated as of September 22, 1995, as amended, between Time Warner, New Time Warner, Time Warner Acquisition Corp., formerly a Delaware corporation and a wholly owned subsidiary of New Time Warner ("Delaware Sub"), TW Acquisition Corp., formerly a Georgia corporation and a wholly owned subsidiary of New Time Warner ("Georgia Sub"), and TBS, whereby among other things: (a) Delaware Sub was merged into Time Warner, (b) each outstanding share of Common Stock, par value $1.00 per share, of Time Warner, other than shares held directly or indirectly by Time Warner, was converted into one share of Common Stock, par value $.01 per share, of New Time Warner,
(c) Georgia Sub was merged into TBS, (d) the outstanding capital stock of TBS, other than shares held directly or indirectly by Time Warner or New Time Warner or in the treasury of TBS, was converted into the right to receive New Time Warner's Common Stock, (e) each of Time Warner and TBS became a wholly owned subsidiary of New Time Warner and (f) New Time Warner was renamed "Time Warner Inc."

          As a result of the Holding Company Transaction, New Time Warner became the ultimate beneficial owner of the JTS Common Stock."

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by deleting the third paragraph thereof and adding the following as the third and fourth paragraphs:

          "As described in Item 3 above, New Time Warner became the ultimate beneficial owner of the JTS Common Stock as a result of the consummation of the Holding Company Transaction.

          Other than as described above, none of New Time Warner, Time
Warner or WCI has any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of JTS; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving JTS or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of JTS or any of its subsidiaries;
(iv) any change in the present board of directors or management of JTS, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of JTS; (vi) any other material change in JTS' business or corporate structure; (vii) changes in JTS' charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of JTS by any person; (viii) causing a class of securities of JTS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of JTS to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above."

Item 5.   Interest in Securities of the Issuer.

          Paragraphs two and three of the response to Item 5 are amended in their entirety to read as follows:

          "WCI has the sole power to vote and to dispose of the shares of
JTS Common Stock registered in its name.   New Time Warner and Time Warner may
be deemed to have shared power to direct the voting and the disposition of the JTS Common Stock beneficially owned by WCI.

          Except as otherwise described herein, none of New Time Warner, Time Warner or WCI is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement on Schedule 13D in, any shares of JTS Common Stock by New Time Warner, Time Warner, WCI or any person listed in Annexes A, B, or C hereto."


Item 7.   Material to Be Filed as Exhibits.

          The response to Item 7 is hereby amended in its entirety to read as follows:

          Exhibit 1.     Joint Filing Agreement.

                           SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:     October 21, 1996              TIME WARNER INC.



                                 By:   /s/ Thomas W. McEnerney
                                       Name: Thomas W. McEnerney
                                       Title:   Vice President


                                       TIME WARNER COMPANIES, INC.



                                 By:   /s/ Thomas W. McEnerney
                                       Name: Thomas W. McEnerney
                                       Title:   Vice President

                                      WARNER COMMUNICATIONS INC.



                                 By:   /s/ Thomas W. McEnerney
                                      Name: Thomas W. McEnerney
                                      Title:   Vice President

                                                         Exhibit 1

                      JOINT FILING AGREEMENT


          Time Warner Inc., Time Warner Companies, Inc., and Warner Communications Inc., each hereby agrees, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, that Amendment No. 1 to the Statement on Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Common Stock, par value $.001 per share, of JTS Corporation, is, and will be, filed jointly on behalf of each such person.

Dated: October 21, 1996                 TIME WARNER INC.

                                   BY: /s/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title: Vice President

                                     TIME WARNER COMPANIES, INC.

                                     BY: /s/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title: Vice President

                                   WARNER COMMUNICATIONS INC.

                                     BY: /s/ Thomas W. McEnerney
                                         Name: Thomas W. McEnerney
                                         Title: Vice President

                                  ANNEX A


     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                        Principal Occupation or
Name                Office              Employment and Address

Merv Adelson        Director            Chairman, East-West
                                        Capital Associates
                                        10100 Santa Monica Blvd.
                                        Los Angeles, CA  90067
                                        (private investment
                                         company)

Timothy A.               Senior Vice         Senior Vice President,
Boggs                    President           Time Warner
                                             800 Connecticut Ave., NW
                                             Suite 800
                                             Washington, DC 20006

Richard J.               Senior Vice         Senior Vice President
Bressler                 President and       and Chief Financial
                         Chief Financial     Officer, Time Warner*
                         Officer

Lawrence B.              Director            Partner,
Buttenwieser                                 Rosenman & Colin
                                             575 Madison Avenue
                                             New York, NY  10022

                                             Principal Occupation or
Name                Office                   Employment and Address

Beverly Sills       Director                 Chairman-Lincoln Center
Greenough                                    for the Performing Arts
                                             211 Central Park West
                                             New York, NY 10024
                                            (entertainment)

Peter R. Haje       Executive Vice           Executive Vice
                    President,               President, Secretary
                    Secretary and            and General Counsel,
                    General Counsel          Time Warner*

Carla A. Hills      Director                 Chairman and Chief
                                             Executive Officer
                                             Hills & Company
                                             1200 19th Street, NW
                                             Washington, DC 20036
                                            (international trade
                                             consultants)

Tod R. Hullin       Senior Vice              Senior Vice President,
                    President                Time Warner*

David T. Kearns     Director                 Retired Chairman and
                                             Chief Executive Officer
                                             of Xerox Corporation
                                             (business equipment)
                                             100 First Stamford Place
                                             Stamford, CT 06904-2340

Gerald M. Levin    Director,                Chairman and Chief
                   Chairman and             Executive Officer,
                   Chief Executive          Time Warner*
                   Officer

Philip R.          Senior Vice              Senior Vice President,
Lochner, Jr        President                Time Warner*

                                        Principal Occupation or
Name                Office              Employment and Address

Reuben Mark         Director            Chairman and Chief
                                        Executive Officer
                                        Colgate-Palmolive
                                        Company
                                        300 Park Avenue
                                        New York, NY 10022
                                        (consumer products)

Michael A. Miles   Director            Former Chairman and
                                       Chief Executive Officer
                                       of Philip Morris
                                       Companies Inc., Director
                                       of Sears Roebuck & Co.,
                                       Dean Witter,
                                          Discover & Co.
                                       Three Lakes Drive
                                       Northfield, IL 60093

J. Richard        Director            Advisor to and Former
Munro                                 Co-Chairman & Co-CEO,
                                      Time Warner
                                      300 First Stamford Place
                                      Stamford, CT 06902

Richard D.        Director            Director and President,
Parsons           and President       Time Warner*


Donald S.         Director            Director of Various
Perkins                               Companies
                                      21 South Clark St.
                                      Suite 2530
                                      One First National Plaza
                                      Chicago, IL  60603

                                        Principal Occupation or
Name                Office              Employment and Address

Robert E.           Director and        Vice Chairman of Time
Turner              Vice Chairman       Warner*, Chairman and
                                        President of TBS
                                        One CNN Center
                                        Atlanta, GA 30303

Raymond S.          Director            Financial Consultant and
Troubh                                  Director of Various
                                          Companies
                                        10 Rockefeller Plaza
                                        New York, NY  10020
                                          (financial consultant)

Francis T.          Director            Chairman of
Vincent, Jr.                            Vincent Enterprises
                                        (private investor),
                                        and Director of Various
                                        Companies
                                        300 First Stamford Place
                                        Stamford, CT 06902

                             ANNEX B

     The following is a list of the directors and executive officers of Time Warner Companies, Inc. ("Old Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Old Time Warner, each person is a citizen of the United States of America.

                                             Principal Occupation or
Name                     Office              Employment and Address

Richard J.               Director and        Senior VicePresident
Bressler                 Senior Vice         and Chief Financial
                         President and       Officer,
                         Chief Financial     Time Warner*
                         Officer

Peter R. Haje           Director and        Executive Vice
                        Executive Vice      President, Secretary
                        President,          and General Counsel,
                        Secretary and       Time Warner*
                        General Counsel

Tod R. Hullin           Director and        Senior Vice President,
                        Senior Vice         Time Warner*
                        President


Gerald M.               Chairman and Chief  Chairman and Chief
Levin                   Executive Officer   Executive Officer,
                                            Time Warner*

Timothy A. Boggs        Senior Vice         Senior Vice President,
                        President           Time Warner
                                            800 Connecticut Ave., N.W.
                                            Suite 800
                                            Washington, D.C.  20006

Philip R.               Senior Vice         Senior Vice President,
Lochner Jr.             President           Time Warner*

Richard D.             President           President,
Parsons                                    Time Warner*


*The business address of Time Warner, Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019

                             ANNEX C


     The following is a list of the directors and executive officers of Warner Communications Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.

                                             Principal Occupation or
Name                     Office              Employment and Address

Richard J.               Director and        Senior Vice President
Bressler                 Senior Vice         and Chief Financial
                         President and       Officer, Time Warner*
                         Chief Financial
                         Officer

Peter R. Haje            Director and        Executive Vice
                         Executive Vice      President, Secretary
                         President           and General Counsel,
                                             Time Warner*

Tod R. Hullin            Director and        Senior Vice President,
                         Senior Vice         Time Warner*
                         President

Gerald M.               Chairman and Chief  Chairman and Chief
Levin                   Executive Officer   Executive Officer,
                                            Time Warner*

Philip R.               Senior Vice         Senior Vice President,
Lochner Jr.             President           Time Warner*

Richard D.               Director            President,
Parsons                  and Office of       Time Warner*
                         the President


*The business address of Time Warner,Old Time Warner and WCI is 75 Rockefeller Plaza, New York, NY 10019